FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MARCH, 2008

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

1066 West Hastings Street, Suite #1640, Vancouver, B.C. Canada, V6E 3X1

(Address of principal executive offices)

Attachments:

1.

News Release dated March 11, 2008- Logan Resources Ltd. Grants Stock Options

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Logan Resources Ltd.

(Registrant)

Date: April 2, 2008

By: /s/ Judith T. Mazvihwa

 Name

Its: CFO/Director

(Title)

LOGAN RESOURCES LTD.

NEWS RELEASE

TSX-V: LGR

PK (USA): LGREF

Tuesday March 11, 2008

LOGAN RESOURCES LTD. GRANTS STOCK OPTIONS

Vancouver – March 11, 2008 – Logan Resources Ltd. (TSXV:LGR) today announced that it has granted 1,000,000 stock options to certain directors, employees, and consultants of the Company under its incentive stock option plan. The options are exercisable at $0.25 per share for a period of two years, and are subject to a four-month hold period. Of the 1,000,000 stock options, 200,000 are subject to a vesting schedule. Twenty-five percent of those 200,000 stock options shall vest on dates that are three, six, nine and twelve months following the date of grant.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing Canadian mineral properties. For more information on the projects and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

For further information please contact:

Seamus Young, President and CEO, 604-689-0299 x 223

Judith Mazvihwa, Chief Financial Officer, 604-689-0299 x224

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.